CAGNY Conference February 22, 2018

Disclaimer This presentation has been prepared and issued by Nomad Foods Limited (the "Company"). This Presentation has been provided solely for information and background. The information in this Presentation is provided as at the date of the Presentation (unless stated otherwise). This Presentation does not constitute or form part of, and should not be construed as: (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities or financial instruments, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to such securities or financial instruments; or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities or financial instruments. Certain statements and matters discussed in this Presentation may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as "aim", "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "should", "strategy", "will" and words of similar meaning, including all matters that are not historical facts. This presentation includes forward-looking statements related to expected 2017 financial results including revenue growth, cash flow generation, gross margin expansion; expected revenue from new product launches; expected opportunities to increase market share from our captaincy strategy and from smaller competitors; expected growth in the frozen food market; the benefits of focusing on our core products; expected digital spend; the timing and impact of our investments in plant protein; future opportunity to grow through e-commerce and hard discounters; to potential growth in grow frozen occasions; long-term opportunity to grow EBITDA margin; timing of net revenue management initiatives; and expected closing, benefits and financial impact of the Goodfellas acquisition and our ability to meet our long-term revenue, margin, EDBITDA, leverage and cash flow growth objectives. The forward-looking statements in this Presentation speak only as of the date hereof and are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies such as economic conditions and increased competition; delays and lower than expected market acceptance of new products; delayed digital spend; less than expected growth opportunities in e-commerce and hard discounters; longer than expected implementation of, or inability to recognize anticipated benefits from, net revenue management, supply chain optimization and expense discipline initiatives; and a delay in closing, or termination of, the Goodfellas acquisition or less than anticipated related revenue growth or synergies, and other important factors which are difficult or impossible to predict and are beyond its control. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company and its affiliates expressly disclaim any intention, obligation or undertaking to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. This Presentation shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Company since the date of this Presentation or that the information contained herein is correct as at any time subsequent to its date. No statement in this Presentation is intended as a profit forecast or estimate. Market and competitive position data in this Presentation has generally been obtained from industry publications and surveys or studies conducted by third-party sources. There are limitations with respect to the availability, accuracy, completeness and comparability of such data. The Company has not independently verified such data, can provide no assurance of its accuracy or completeness and is not under any obligation to update, complete, revise or keep current the information contained in this Presentation. Certain statements in this document regarding the market and competitive position data are based on the internal analyses of the Company, which involves certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. This Presentation includes certain additional key performance indicators which are considered non-IFRS financial measures including, updated guidance with respect to organic revenue growth, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted free cash flow, and adjusted free cash flow yield. Nomad Foods believe these non-IFRS financial measures provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results. The Company only provides guidance on a non-IFRS basis and does not provide reconciliations of such forward-looking non-IFRS measures to IFRS due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for restructuring, integration and acquisition-related expenses, share-based compensation amounts, and other charges reflected in the Company’s reconciliation of historic numbers, the amount of which, based on historical experience, could be significant. 2

In Western Europe’s €25B Savory Frozen Food Category Nomad Foods Overview €2B Net Revenues 3,800 Company Employees 90% Of Core Portfolio Ranked #1 Or #2 In Market Share 3 13 Primary Countries Across Western Europe Source: Company Information; Euromonitor

Expect To Deliver Strong 2017 Results 4 4% 110bps €225M Adjusted Free Cash FlowGross Margin ExpansionOrganic Revenue Growth Updated Full Year 2017 Financial Expectations Figures above are approximate and are consistent with updated 2017 financial expectations announced on January 17, 2018 3% price/mix 1% volume Due to mix and net revenue management 10% Free Cash Flow Yield

5 Agenda Company Overview Growth Strategy Shareholder Value Creation Q&A

Company Overview 6

A Portfolio Anchored by Three Power Brands


Findus
ÄRTER


52%

Italy | France | Spain
Sweden | Norway | Finland


iglo


26%

Germany | Austria | Netherlands
Belgium | Portugal


Birds Eye


22%

UK | Ireland

Nomad Foods

Note: percent figures above represent 2017 net revenue mix by brand and excludes non-branded sales, which accounted for approximately 10% of sales in 2017.

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Timeless Brands With A Rich Heritage 8

Powerful Icons With Strong Brand Awareness 9

FISH 40% OF REVENUES VEGETABLES 20% OF REVENUES MEALS 10% OF REVENUES POULTRY 10% OF REVENUES 1 2 3 4 Remaining 20% consists of other frozen branded categories and non-branded (private label and food service) sales Diversified Portfolio Anchored In Four Core Frozen Categories 10

Corporate Commercial, Finance, HR, IT, Legal Organized to Deliver Scale, Efficiency and Local Market Execution 11 UK & IRELAND WESTERN EUROPE SOUTHERN EUROPE NORDICS UK Ireland Belgium Austria Finland France NorwaySwedenSpain Germany Netherlands PortugalItaly Supply Chain & Procurement

The Undisputed Leader in Western Europe Savory Frozen Food 12 14% market share Source: Euromonitor, 2017; branded only Total Retail Sales Value €25B Western Europe Savory Frozen Food

Strong Market Share at the Local Category Level

90% of core portfolio

#1 or 2 in market share

	UK	Italy	Germany	Sweden	France	Norway	Austria	Spain	Belgium	Netherlands	Portugal	Finland	Ireland
Seafood	#1	#1	#1	#1	#1	#1	#1	#1		#1	#2	#1	#2
Vegetables	#1	#1	#1	#1	#2	#1	#1	#1	#1	#1	#1	#1	#2
Ready Meals	#2	#1		#1	#2	#1	#1	#1	#1	#1	#1	#2	#1
Poultry	#1		#1		#1		#1		#1		#1		#1

Nomad Foods

Countries are ranked in order of 2017 revenues from left to right
Source: Euromonitor, 2017; branded only

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14 2017 Nomad Takeaway Growth Broad Based Share Gains in a Growing Category UK IrelandBelgiumAustria FinlandFrance NorwaySweden SpainGermany Netherlands PortugalItaly 2017 Consumer Takeaway +4.8% 2017 Market Share +0.4pts 2017 Category Growth +2.3% 1.1% 7.4% 15.1% 1.9% (1.6)% 0.8% 2.4% 3.3% (1.0)% 5.6% 5.9% (4.4)% 2.6% Source: Nielsen, IRI (France and Italy)

15 Growth Strategy

Frozen Food is Aligned With Consumer Trends 16 Shorter Meal Times Nutrition Reduced Waste Over-Indexed to Online Sustainable SourcingLower Carbon Footprint

Western Europe Savory Frozen Market Share by Category Room to Grow Share in New and Existing Categories 17 2% Meat Substitutes €.5B 33% Soup €.3B Potatoes €3.0B 6% Red Meat €1.6B 6% 22% Poultry €1.5B Fruit €.5B 3% 2% Baked Goods €1.3B 24% Vegetables €3.7B Seafood €4.5B 26% Pizza €4.3B 14% Ready Meals €3.8B 4% Source: Euromonitor, 2017; branded only

18 A Clear Set of Priorities With A Proven Model 18 Core Innovation Category Growth 1 2 3 Growth Model

Growth Strategy Rooted in Relentless Focus on the Core 19 Portfolio choices Media investments behind brands Improved product quality Packaging renovation In-store execution Invest disproportionately in the highest margin and most attractive growth areas Core 70% of sales

Core Growth is Driving Strong Underlying Performance 20 8% 4% 2% Nomad Foods Core Nomad Foods Total Category 2017 Organic Revenue Growth 1Aggregate for Nomad Foods’ top 5 markets (UK, Germany, Italy, France & Sweden) 2UK and Italy markets only, source: IPSOS Source: Penetration – Kantar World panel, all data updated to Q4 2017 except Sweden (Q3 2017) Other metrics Nielsen/IRI – P13 End of December Penetration 1 Base Volumes1 Brand Health2 Velocity1 9% 3% 1% 14%

Core Focus Continues into 2018 21

Deploying Digital Capabilities Digital as a % of Nomad Foods Total Advertising Spend 11% 20% 27% 2016 2017 2018 22Source: Company Information

Building an Innovation Pipeline Behind Key Macro Trends 4.5% 5.0% 6.0% 2016 2017 2018 New Launches as a Percent of Nomad Foods Net Revenues Good For You SnackingVegetarian Convenience 23Source: Company Information

Discounter Expansion Evolving with Changing Consumer Shopping Habits 24 Small Shopping Trip Increasing Large Stores Re-Invigoration E- commerce Explosion

25 Leveraging Our Competitive Advantage in E-commerce 25 Online represents 4% of sales today and is growing double-digits Frozen overtrades online and Nomad Foods overtrades within frozen BirdsEye is the #2 online grocery brand in the UK after Coca-Cola UK and France account for the majority of online sales, mainly through “brick & clicks” Opportunity to drive market share gains through improved product content and mealtime solution programs 63% 23% 14% others E-commerce Sales by Country UK France Source: Company Information

26 A White Space Opportunity As Hard Discounters Carry More “A Brands” 26 The Hard Discount channel (Aldi & Lidl) is growing mid-single digits across Western Europe In 2017, this channel accounted for 1% of Nomad Foods revenues but grew 44% The channel is growing double-digits in the UK and Southern Europe while mature in Central European countries such as Germany Hard discounters are adding “A-Brands” and modernizing their stores to drive growth in mature markets AustriaGermany Netherlands

Mobilizing the Frozen Category Vision 27 Category captaincy Retailer collaborations On-trend innovation Corporate social responsibility Sizable Opportunity to Grow Frozen Occasions Occasions Where Frozen is Used 28% Occasions Where Frozen is Not Used But Considered 11% 29 Source: Usage and Occasion Study

Shareholder Value Creation 28

29 EBITDA Margin Expansion A Key Driver of Shareholder Value 29 17% 20% 2017 Long-Term Opportunity Net Revenue Management 1 Supply Chain Optimization 2 Expense Discipline 3 EBITDA Margin Drivers

Teams & Capabilities Promotions Price Trade Terms Price Pack Architecture Strengthening Net Revenue Management Capabilities into 2018 and 2019 30 201820172016 2019 STAGE OF DEVELOPMENT basic intermediate advanced

Drivers of Supply Chain Lean Manufacturing 31 Procurement Productivity Factory Footprint Optimization

Non-Working Cost Reduction Funding Growth With Discipline 32 Invest In Our Brands Invest Behind Talent Expense Discipline

33 An Advantaged Balance Sheet with Strong Cash Flow Characteristics Strong Cash Flow Conversion Actively Managed Capital Structure Value Creation through Capital Allocation under 3% Cost of Debt >60% Of Interest Rate Exposure is Fixed Earliest Debt Maturity 2024 Adjusted Free Cash Flow Yield 10%

Acquisition Criteria Market Leading Brands with Protective Moats Niche Categories with Opportunities for Growth Cash Flow Generation Strong Management Scale and Skill Synergies Valuation Discipline 34

Goodfella’s Pizza Acquisition Announced the acquisition of Goodfella’s Pizza in January 2018 for ~€225mn; expected to close by April 2018 Frozen pizza is the 2nd largest category within W. Europe frozen Goodfella’s is a market leading frozen pizza brand in the U.K. and Ireland Opportunity to realize commercial, indirect and procurement synergies Expected to be immediately accretive to EPS and EBITDA 35

Goodfella’s Acquisition Transforms UK and Ireland Businesses 36 Revenue Synergies • Portfolio opportunities • Brand management • Distribution channel Cost Synergies • Manufacturing • Procurement • Indirects Capabilities • Net revenue management • Expense discipline • Lean manufacturing

2017 Performance Has Exceeded Initial Expectations 37 INITIAL 2017 GUIDANCE LATEST 2017 EXPECTATIONS Organic Revenue Growth positive ~ 4% Adjusted EBITDA ~ €315 M ~ €328 M Adjusted Free Cash Flow ~ €200 M ~€225 M Source: Company Filings

Strengthening Euro vs. Dollar FX Rate is a Tailwind 38 1.00 1.10 1.20 1.30 January 1, 2017 May 1, 2017 September 1, 2017 January 1, 2018 2017 Expectations In euro € (reporting currency) In USD1 $ (equity currency) Net Revenues €1.9B $2.4B Adjusted EBITDA €328M $403M Adjusted Free Cash Flow €225M $277M USD/euro FX Rate  Nomad Foods, listed on the NYSE, has a US- denominated equity currency but a euro denominated financial reporting currency.  The 17% appreciation in the euro vs. the US dollar since January 2017 has had a correspondingly positive effect Nomad Foods’ US-denominated earnings power. Equity Valuation Cost of Goods  Nearly two-thirds of Nomad’s business is conducted in euro-denominated countries.  These countries are expected to realize cost of goods favorability in products like fish which are purchased in USD. +17% since January 2017 1 2 Source: Company Filings; Capital IQ 1 Conversion to USD based on 1.23 FX rate as of 2/20/18.

Generate Shareholder Value by Leveraging Our Assets and Capabilities Create a Leading Global Consumer Food Company HIGH QUALITY ASSETS OPERATIONAL EXCELLENCE FINANCIAL DISCIPLINE Generate Sustainable Shareholder Value Distinctive Brands Pan-European Scale Talented People Growing from the Core Net Revenue Management Supply Chain Efficiency Cost Consciousness Cash Flow Generation Capital Allocation 39

Financial Targets Summary 40 Low-Single Digit % Annual Revenue Growth 20% Long-Term Opportunity EBITDA Margin Mid-Single Digit % Annual EBITDA Growth At Least 90% Operating Cash Flow Conversion1 Below 4.5x Net Debt/EBITDA Impact from Acquisitions and Synergies Would Be Incremental 1 Operating Cash Flow Conversion defined as operating cash flow before tax and non-recurring charges, divided by adjusted EBITDA.

Q&A